November 12, 2007

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-7010

Re: PrimeEnergy Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed April 2, 2007

File No. 000-07406

Dear Mr. Hiller:

In connection with responding to the comments in your letter dated August 9, 2007, we will include the information presented in the exhibits, provided with our response letter dated October 25, 2007, in our prospective filings.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer